SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X  Form 40-F
                                    ---           ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                              PUBLICLY HELD COMPANY
                   CNPJ 02.558.132/0001-69 / NIRE 5330000580 0

                          GENERAL SHAREHOLDERS MEETING

                              CALL TO SHAREHOLDERS

The shareholders of Tele Centro Oeste Celular Participacoes S.A. are invited to meet in a general assembly to be held at the Company's headquarters, at SCS, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7(0) ANDAR, BRASILIA-DF, on the 26th (twenty-sixth) day of April of the year 2001, at 08:30 AM (eight-thirty A.M.) to decide on the following Order of the Day:

1. Receive the Administrators' account statements and examine, discuss and vote on the financial statements and the Administrative Report corresponding to the period ended on Dec. 31, 2000.
2. Decide on the destination of the net profit obtained in the period, as well as to approve the values distributed as Interest on Owned Capital and approve the distribution of complementary dividends distributed values.
3.    Choose the members of the Administrative Board.
4.    Choose the members of the Fiscal Council.
5. Establish the remuneration of all the Members of the Board and of the Fiscal Counselors.
6. Disclose the form of news media that will be used to publish corporate material, as provided by paragraph 3 art. 289 of Law n(0)6.404/76.

GENERAL PROVISIONS
1) Proxies shall be deposited at the Company's Headquarters, at SCS, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7(0) ANDAR, BRASILIA-DF. (Investor Relations), no later than 24 hours prior to the Assembly.

2) The shareholders participating in the Fungible Custody of Nominative Shares of the Stock Market, who wish to participate in the Assembly, shall present the statement issued up to (two) days prior to the Assembly, containing the respective stockholding, provided by the custodian agency.

                           Brasilia-DF, April 12, 2001

                              ALEXANDRE BELDI NETTO
                              CHAIRMAN OF THE BOARD




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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Tele Centro Oeste Cellular Holding Company


Date: April 12, 2001          By:  /S/ MARIO CESAR PEREIRA DE ARAUJO
                                   ------------------------------------------
                                   Name:  Mario Cesar Pereira de Araujo
                                   Title: President











































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